Form N-8F

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one;  for descriptions, see Instruction 1 above):

[  ]

Merger

[X]

Liquidation

[  ]

Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ]

Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:  Satuit Capital Management Trust

3.

Securities and Exchange Commission File No.: 811-10103

4.

Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

[ X ]

Initial Application

[  ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1014 FULTON GREER ROAD, SUITE 4B

FRANKLIN, TN 37064

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

GREGORY GETTS

Mutual Shareholder Services, LLC

8000 Town Centre Drive

Suite 400

Broadview Heights, OH 44147

440-922-0066  Ext. 101

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Mutual Shareholder Services

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

440-922-0066

As the Registrant’s transfer agent, DST is responsible for maintaining share transaction and other shareholder records.

Satuit Capital Management, LLC

1014 FULTON GREER ROAD, SUITE 4B

FRANKLIN, TN 37064 843-388-6686

Satuit Capital Management, LLC, the Registrant’s investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

Huntington National Bank

41 South High Street

Columbus, OH  43215

614-331-9967

As the Registrant’s custodian, Huntington National Bank is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]

Management company;

[  ]

Unit investment trust; or

[  ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X]

Open-end

[  ]

Closed-end

10.

State law which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Satuit Capital Management, LLC

1014 FULTON GREER ROAD, SUITE 4B

FRANKLIN, TN 37064

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Rafferty Capital Markets

59 Hilton Avenue

Garden City, NY  11530

13.

If the fund is a unit investment trust (“UIT”) provide: N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.:  811-_____

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[  ] No

If Yes, state the date on which the board vote took place:

January 7, 2019.

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes

[   ] No

If Yes, state the date on which the shareholder vote took place: March 29, 2019

If No, explain:

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ] Yes

[   ] No

(a)

If Yes, list the date(s) on which the fund made those distributions:

January 21, 2019

(b)

Were the distributions made on the basis of net assets?

[ X ] Yes

[  ] No

(c)

Were the distributions made pro rata based on share ownership?

[ X ] Yes

[  ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes

[ X ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

[  ] Yes

[  ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[ X ] Yes

[  ] No

If No,

(a)

How many shareholders does the fund have as of the date of this form is filed?

(b)

Describe the relationship of each remaining shareholders to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes

[ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ] Yes

[ X ] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[  ] Yes

[  ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes

[ X ] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request for Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses:  $10,000

(ii)

Accounting expenses:  $0

(iii)

Other expenses (list and identify separately):

Transfer Agent Document Fees

$0

Individual State Security Department Notice Filings

$0

Ohio filing-related fees:

$0

Proxy Solicitation fees:

$0

Insurance:

$0

(iv)

Total expenses (sum of lines (i)-(iii) above):  $10,000

(b)

How were those expenses allocated?  No allocation (one fund only)

(c)

Who paid those expenses?  The Advisor paid the expenses.

(d)

How did the fund pay for unamortized expenses (if any)? none

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes

[ X ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative processing?

[  ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a) State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the

  Merger:

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Satuit Capital Management Trust; (ii) he is a Trustee of the Satuit Capital Management Trust, and

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Robert Sullivan

Robert Sullivan

Chairman and Trustee